Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

March 14, 2025

VIA EDGAR TRANSMISSION

Mr. Raymond Be

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”)

Post-Effective Amendment No. 297 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 811-23793; 333-264478

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on February 11, 2025, with respect to Defiance Leveraged Long MSTR ETF and Defiance Leveraged Long + Income MSTR ETF (each, a “Fund,” and together, the ‘Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Prospectus

1.	Please supplementally provide the Staff with a completed Fee Table for each Fund pre-effectively and describe how Other Expenses were reasonably estimated for the current fiscal year.

Response: Each Fund’s completed Fees and Expenses table and Expense Example, which are identical for each Fund, are as shown in the attached Appendix A. In addition, the Trust responds supplementally by confirming that “Other Expenses” were estimated based on reasonably anticipated expenses to be incurred by each Fund during its initial fiscal period.

2.	With respect to each Fund’s Principal Investment Strategies section, the Staff notes the disclosure, “Although the Fund’s leverage will vary, its base, target leverage level will be approximately 200%.” Please briefly explain how the leverage level will be calculated and how it differs from “2X daily.” For example, should investors expect a 200% return in one day, or a different period of time?

Response: The Trust respectfully notes that the Prospectus states that: “At the end of each trading day, the Fund’s swaps and options are marked to market (valued based on current market prices), and the Fund’s investment adviser rebalances the portfolio to maintain leveraged exposure of approximately 150% to 200% of the Underlying Security’s share price.” Nonetheless, the Trust has added additional clarifying disclosures indicating that the Fund’s leverage level ranges are daily.

3.	With respect to each Fund’s Principal Investment Strategies, the Staff notes the disclosure, “Swap agreements may be entered into with financial institutions for periods ranging from one day to over a year.” Please clarify the implications of that statement. For example, will the Swap Agreements require the exchange of returns daily for a year, or just once at the end of the year?

Response: Revisions have been made to the Fund’s Principal Investment Risks disclosure to address this comment and provided to the Staff under separate cover.

4.	The Staff notes that although the Funds don’t seek 2X returns daily, they appear to rebalance daily and seek leveraged returns. Please discuss the risks of compounding due to leverage, or explain supplementally why this is not a principal risk of the Funds.

Response: The Trust has supplemented the Funds’ principal risk disclosures with compounding and market volatility risk disclosures.

5.	In the Principal Investment Strategies section, please enhance and contextualize the disclosure by providing an explanation of blockchain technology and crypto assets, including the following with respect to public, permissionless, blockchains:
●	their general design and purpose;
●	how they are developed, maintained and governed;
●	how public, permissionless blockchains are accessed and used;
●	the relationship of blockchains to their native crypto assets; and
●	specific use cases and applications they support or are designed to support.

Response: Revisions have been made to the Fund’s Principal Investment Strategies disclosure in Item 9 of Form N-1A to address this comment and provided to the Staff under separate cover.

6.	In the Principal Investment Risks section, please discuss the unique risks and challenges associated with blockchain technology, including the following:
●	risks related to the integrity and viability of the consensus mechanism of the blockchain;
●	the blockchains capacity to execute and settle transactions in a timely and predictable manner; and
●	the development, maintenance and governance of the blockchain, which is generally open-source and thus vulnerable to being “forked” by users and miners/validators.

Response: Revisions have been made to the Fund’s Principal Investment Risks disclosure in Item 9 of Form N-1A to address this comment and provided to the Staff under separate cover.

If you have any questions or require further information, please contact Daniel Bulger at (262) 382-3522 or dbulger@tidalfg.com.

Sincerely,

/s/ Daniel Bulger

Daniel Bulger

VP of Legal Services

Tidal Investments LLC

APPENDIX A

DEFIANCE LEVERAGED LONG MSTR ETF

DEFIANCE LEVERAGED LONG + INCOME MSTR ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	1.29%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	1.29%

(1)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), will pay, or require a sub-adviser to pay, all of the Fund’s expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the”1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$133	$415

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